

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Jason B. Shandell
President
Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, California 91730

Re: Amphastar Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 7, 2014
CIK No. 0001297184

Dear Dr. Shandell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

13. Subsequent Events (unaudited), page F-54

1.   You disclose in Manufacturing and Facilities on page 105 that on December 23, 2013, Amphastar entered into a non-binding letter of understanding with Merck Sharpe & Dohme, or Merck, to acquire Merck's API manufacturing business. Please provide financial statements and pro forma information pursuant to Rule 3-05 and Article 11 of Regulation S-X or tell us why no additional disclosure is required. In addition, please update your disclosure in the notes to the financial statements.

2.   Please remove reference to the term "unaudited". Refer to ASC 855-10-S99-2.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: David B. Allen, Esq.
        K&L Gates LLP
        1 Park Plaza, Twelfth Floor
        Irvine, CA 92618